UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For December 2003

Carmanah Technologies Corporation

1304 - 925 West Georgia St., Vancouver, B.C.   V6C 3L2

(Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

Form 20-F   X

Form 40-F

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes

X

No

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b):  0-30052

FOR IMMEDIATE RELEASE	Tuesday, December 16, 2003
(No.2003-12-22)

U.S. COAST GUARD APPROVES LEDS FOR PRIVATE AIDS-TO-NAVIGATION

Long-Awaited Regulatory Milestone Opens New Markets for Carmanah

Vancouver, British Columbia, Canada - December 16, 2003 - Carmanah Technologies Corporation (TSX.V: CMH) is pleased to announce that on December 8, 2003, the U.S. Coast Guard enacted a long-awaited regulation that will allow private aids-to-navigation (PATONs) to use light-emitting diodes (LEDs), versus incandescent light bulbs.  Tens of thousands of PATONs in the U.S. will now be allowed to use Carmanah's solar-powered LED lights as a low-cost lighting alternative.

"This U.S. Coast Guard endorsement of LED solid state lighting marks a watershed in marine lighting equivalent to the shift from kerosene to electricity in the last century," states Carmanah's CEO, Art Aylesworth.  "Carmanah is leading the market with a range of LED lights that already meet the new standards.  In fact, we have been perfecting these lights for years for U.S. federal navigation aids and other marine applications."

Carmanah began building solar-powered LED lights for the U.S. Coast Guard's federal aids-to-navigation in 1999.  PATONs, however, include all marine navigation aids owned and maintained by bodies other than the Coast Guard, including other branches of federal government, state and municipal governments, corporations, small businesses and individuals.  These "private" applications account for more than half of the aids-to-navigation registered in the U.S.

The new rule, effective March 8, 2004, will replace the requirement to use tungsten-incandescent bulbs in PATONs with a performance-based standard that will allow the use of LEDs.

LEDs have many advantages over regular bulbs.  They burn for up to 100,000 hours, about 20 times longer than the best incandescent bulbs, and use up to 90 percent less electricity.  Also very durable and compact, LEDs are ideal for the demands of marine navigation lighting.  The new regulation notes that LEDs "may reduce the consumption of power and simplify the maintenance of PATONs".

"Final approval to use LEDs in PATONs has been a long time coming," states Carmanah's Marine Division Manager, Mimi Drabit.  "We have already proven our technology by meeting the strict regulatory standards for federal navigation aids.  Now we can also serve the larger consumer / private aids market with LED solutions that are less expensive and more durable than traditional lighting with the added incentive of being maintenance-free."

What sets Carmanah's technology apart is its MICROSOURCETM integration technology - a combination of sophisticated, patented micro-electronics and software that control power storage and LED output for optimum performance at the least possible size and cost.  MICROSOURCETM enables Carmanah lights to be installed virtually anywhere and operate maintenance-free for years.  For more information, please visit Carmanah's new marine lighting web site: www.solarmarinelights.com.

About Carmanah

Carmanah is an award winning alternative energy manufacturer specializing in patented solar-powered LED lighting solutions for the marine, aviation, transit, roadway, railway and industrial worksite markets.  The Company has more than 70,000 units installed in 110 countries.  The shares of Carmanah

Suite 1304-925 West Georgia St., Vancouver, BC   Canada   V6C 3L2

Phone: (604) 629-0264  Toll Free: 1-866-629-0264  Fax: (604) 682-4768   e-mail: investors@carmanah.com

Technologies Corporation (parent company) are publicly traded on the TSX Venture Exchange under the symbol "CMH" and on the Berlin and Frankfurt Stock Exchanges under the symbol "QCX".  For more information, please visit www.carmanah.com.

On Behalf of the Board of Directors

Carmanah Technologies Corporation

" Praveen Varshney "

Praveen Varshney, Director

For further information, please contact:

Carmanah Contact: c/o Investor Relations Mr. Praveen Varshney, Director Carmanah Technologies Corporation Tel: (604) 629-0264 Toll-Free: 1-866-629-0264 investors@carmanah.com	AVVA Light Corp.: Mr. Mark Komonoski Carmanah Technologies Corporation Tel: (403) 861-8384 Toll-Free: 1-800-665-3749 markk@avva.com	Media: Mr. David Davies Tel: (250) 382-4332 ddavies@carmanah.com

This release contains forward-looking statements within the meaning of the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995.  These statements are based on management's current expectations and beliefs and are subject to a number of risks and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements.  These risks and uncertainties are described under the caption "Note Regarding Forward-looking Statements" and "Key Information - Risk Factors" and elsewhere in our Annual Report for the fiscal year ended December 31, 2002, as filed with the U.S. Securities and Exchange Commission and which are incorporated herein by reference.  These risks and uncertainties are also described under the caption "Risk Factors" in our Annual Information Form dated December 31, 2002, as filed with the British Columbia Securities Commission and which are incorporated herein by reference.  We do not assume any obligation to update the forward-looking information contained in this press release.

Suite 1304-925 West Georgia St., Vancouver, BC   Canada   V6C 3L2

Phone: (604) 629-0264  Toll Free: 1-866-629-0264  Fax: (604) 682-4768   e-mail: investors@carmanah.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                  Carmanah Technologies Corporation

            (Registrant)

           "Peeyush K. Varshney"

Date: December 30, 2003

                 _____________________________________

          Mr. Peeyush K. Varshney, Corporate Secretary